

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 21, 2010

Anthony R. Verdi
Chief Financial Officer
Health Benefits Direct Corporation
150 N. Radnor-Chester Road, Suite B-101
Radnor, PA 19087

> **Re:** **Health Benefits Direct Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2010**
> **File No. 000-51701**

Dear Mr. Verdi:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile at (877) 432-9652</u>
James W. McKenzie
Morgan, Lewis & Bockius LLP